UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2025
Commission File Number: 001-41253

Super Group (SGHC) Limited
(Translation of registrant’s name into English)

Super Group (SGHC) Limited
Kingsway House, Havilland Street,
St Peter Port, Guernsey,
GY1 2QE
Telephone: +44 (0)1481 822 939
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

CONTENTS
On September 4, 2025, Super Group (SGHC) Limited published a set of Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2025 and comparative period, which includes a condensed Statement of Profit or Loss and Other Comprehensive Income, condensed Statement of Financial Position, condensed Statement of Changes in Equity, condensed Statement of Cash Flows and relevant notes, and is attached hereto as Exhibit 99.1.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: September 4, 2025	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2025

Exhibit 99.1